(Translation)

               Copy of FY2006 Interim Dividend Notice Postal Card

(Front side)
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To All Shareholders:
                                                                November 7, 2005
                                                    Katsuaki Watanabe, President
                                                        TOYOTA MOTOR CORPORATION
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

             Notice of Resolution of the Board of Directors' Meeting
                     Concerning Payment of Interim Dividends

Dear Shareholder,

We hereby notify you that, at the Board of Directors' Meeting of TOYOTA MOTOR CORPORATION ("TMC") held on November 4, 2005, the resolution concerning
FY2006 (from April 1, 2005 to March 31, 2006) interim dividends has been passed as set forth below.

Sincerely yours

Katsuaki Watanabe


In accordance with Article 28, Paragraph 2 of the Articles of Incorporation of TMC, we will distribute money (interim dividends) as provided for in Article 293-5 of the Commercial Code to the shareholders or the registered pledgees entered or recorded on the register of shareholders (including the register of beneficial shareholders) as of the end of September 30, 2005 as follows.

1.    Interim dividend................................JPY35 per share

2.    The effective date of the right to claim for the interim dividends and the payment commencement date...............November 25, 2005 (Friday)



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                                  Notification

o Notice of postal transfer payment for the payment of interim dividends will be sent to your notified address on November 24, 2005 (Thursday).

o For those who have chosen the "bank account transfer," we will follow the necessary procedures for the transfer of the interim dividends to your designated bank account on November 25, 2005 (Friday).
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(Reverse side)
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                                   Postal Card

                                                                 Shin-Tokyo
                                                                   Office

                                                                ------------
                                                                Post Payment
                                                                   Postal






                            TOYOTA MOTOR CORPORATION
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          Transfer Agent: Mitsubishi UFJ Trust and Banking Corporation

          Contact address: Mitsubishi UFJ Trust and Banking Corporation
                           Corporate Agency Department

               10-11, Higashisuna 7-chome, Koto-ku, Tokyo 137-8081

                     Phone number: 0120-232-711 (Toll free)


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